Mail Stop 4561

May 26, 2010

Mrs. Maureen F. Cotton
President
Private Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Private Secretary, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 11, 2010**
> **File No. 333-156421**

Dear Mrs. Cotton:

We have reviewed your amended filing and have the following comment.

Directors and Executive Officers

Business Experience, page , 41

1. We note that you have not included the disclosures required by our recent amendment to the proxy rules. In particular, we note that you have omitted information regarding the board's assessment of director qualifications required by Item 401(e) of Regulation S-K. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. Please revise your filing accordingly.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you have any further questions, you may direct them to Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (206) 260-0111
Thomas E. Puzzo, Esq.
Law Office of Thomas E. Puzzo, PLLC